SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11- K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1‑4347

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Rogers Employee Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

REQUIRED INFORMATION

Financial Statements

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Reports of Independent Registered Public Accounting Firms
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011
Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2012 and 2011
Notes to Financial Statements
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits
Exhibit 23 - Consent of Independent Registered Public Accounting Firm
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

/s/ Dennis M. Loughran
Dennis M. Loughran
Vice President, Finance and Chief Financial Officer

July 12, 2013

Audited Financial Statements

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

Years Ended December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Investment Plan Committee
Rogers Employee Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Rogers Employee Savings and Investment Plan (the "Plan") as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Providence, Rhode Island
July 12, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Investment Plan Committee
Rogers Employee Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Rogers Employee Savings and Investment Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 15, 2012

Rogers Employee Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets:
Investments	$94,687,722	$84,705,014

Receivables:
Participant contributions	137,304	133,899
Employer contributions	215,600	178,229
Other employer receivable	353,203	—
Notes receivable from participants	1,729,028	1,840,277
	2,435,135	2,152,405

Net assets available for benefits	$97,122,857	$86,857,419

See accompanying notes to financial statements.

Rogers Employee Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2012	2011
Additions:
Investment income (loss):
Capital gains	$556,901	$206,174
Interest	556,227	555,759
Dividends	569,997	328,568
Net appreciation (depreciation) in fair value of investments	9,389,001	(2,848,512)
	11,072,126	(1,758,011)

Interest income on notes receivable from participants	66,883	70,653

Contributions:
Participant	4,992,877	5,117,836
Employer match	1,721,628	1,803,920
Other employer	353,203	—
Rollovers	240,401	468,436
	7,308,109	7,390,192
Total additions, net of investment loss	18,447,118	5,702,834

Deductions:
Benefit payments	8,119,175	4,398,695
Administrative expenses	62,505	57,757
Total deductions	8,181,680	4,456,452

Net increase	10,265,438	1,246,382

Net assets available for benefits:
Beginning of year	86,857,419	85,611,037
End of year	$97,122,857	$86,857,419

See accompanying notes to financial statements.

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN

The Rogers Employee Savings and Investment Plan (the Plan or RESIP) sponsored by Rogers Corporation is a contributory defined contribution plan covering all regular U.S. employees, excluding employees hired for a limited period of time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's custodian and trustee functions are performed by businesses controlled by or affiliated with Prudential Financial, Inc. (Prudential). Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

Participants may contribute up to the lesser of $17,000 or their annual compensation less Federal Insurance Contributions Act (FICA) taxes. Unless otherwise elected by the employee, within the first month of employment there is an auto-enrollment of a contribution of 3% of the participant's annual compensation. If the employee is contributing less than 6% of their annual compensation, the contribution will automatically increase each year until a contribution of 6% of annual compensation is reached.

All participants, except those in collective bargaining units, are eligible to receive matching Rogers Corporation (the Company) contributions. The Company contributed 100% of the first 1% and 50% of the next 5% of each participant's annual compensation in 2012 and 2011. All contributions are participant directed.

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 subject to certain Internal Revenue Service (IRS) restrictions, or 50 percent of their vested account balance. Loan terms range from one month to five years or up to fifteen years for the purchase of a primary residence. A participant may not have more than one loan outstanding at any point in time. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Each participant's account is credited with the participant's pretax contributions, the Company's contribution (if applicable), an allocation of Plan earnings, and rollovers (if applicable). Total earnings by fund are allocated daily to individual accounts. Earnings are allocated based on a ratio of the participant's account to the total Plan balance.

Participants are immediately vested in their contributions and become 100% vested in the Company's contributions after two years of continuous service. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or ceasing to be an employee of the Company and a participant in the Plan on or after December 1, 2002 as a result of becoming an employee of a joint venture in which the Company has at least 30% ownership, a participant is 100% vested in the Company's contributions. Any nonvested participant who is terminated and not re-employed with the Company within five years of termination forfeits his or her interest in the nonvested portion of the Company's contributions. If re-employed within five years, the participant will recover his or her rights in this nonvested portion.

Forfeitures used to reduce Company contributions and administrative expenses were $72,724 and $60,017 during 2012 and 2011, respectively. The forfeiture balance at December 31, 2012 and 2011 was $20 and $28,740, respectively.

An employee's tax-deferred contributions cannot be withdrawn prior to age 59-1/2 except for an immediate financial hardship, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Company contributions can be drawn upon after five years in the Plan and a participant can withdraw funds for any reason upon reaching age 59-1/2. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or any other termination of employment, a participant may receive the value of the vested portion of his or her total account offset by any outstanding Plan loans.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance which amends Accounting Standards Codification (“ASC”) 820. This guidance requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, it provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. Net assets available for benefits and changes in net assets available for benefits of Plan were not affected by the adoption of the new guidance.

Payment of Benefits

Benefits are recorded when paid.
Valuation and Income Recognition of Investment

Investments held by the Plan are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note E for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Individual participant accounts for the pooled separate accounts are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Rogers Corporation common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the plan year.

Pooled separate accounts are valued at the Net Asset Value (NAV) of units of the separate account. The NAV, as provided by the trustee, is used as a practical expedient to establishing fair value. The NAV is based on the fair value of the underlying investments held by the account less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the separate account, the investment advisor reserves the right to temporarily delay withdrawal from the account in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no redemption restrictions associated with the pooled separate accounts.

Mutual Funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

The investment in the group annuity contract is valued at fair value which approximates contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. The fair value of the group annuity contract utilizes an income approach and is based on the discounting of expected cash flows. As there are no contractual cash flows other than redemption, and there is only a 90 day period from initial request to the redemption date, the fair value approximates contract value. There are no events that limit the ability of the Plan to transact at contract value with the insurance company and there are no restrictions on redemption, other than the 90 day waiting period.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The majority of the costs and expenses incurred in connection with the operation of the Plan have been borne by the Company.

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets available for benefits.

	December 31,
	2012	2011

Group Annuity Contract	$25,031,327	$23,624,243
Rogers Corporation - Common Stock	9,630,249	8,830,411
MFS Value Fund R3	8,032,229	7,308,245
American Euro Pac GR R5	7,118,767	5,779,311
Mainstay Large Cap Growth	6,777,305	5,636,990
Pimco Total Return Institution	7,331,225	—
Core Plus Bond/PIMCO	—	5,173,313

During the years ended December 31, 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011

Pooled Separate Accounts	$2,496,907	$(1,071,480)
Mutual Funds	4,217,812	(1,555,868)
Rogers Corporation Common Stock	2,674,282	(221,164)
	$9,389,001	$(2,848,512)

NOTE D - RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential. Prudential is the trustee (custodian) as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the plan for the investment management services are paid through revenue sharing, rather than a direct payment. The Plan has not made direct payments to the third party administrator for the years ended December 31, 2012 and 2011. The Plan Sponsor pays directly any other fees related to the plan’s operations.

During the years ended December 31, 2012 and 2011, the Plan entered into the following transactions with a related party:

	2012		2011
	Shares	Amount	Shares	Amount
Rogers Corporation:
Purchases of capital stock	14,344.2623	$548,167	13,030.3400	$571,560
Sales of capital stock, at market value	59,986.8315	2,422,611	29,274.8900	1,304,750

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE E - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Rogers Corporation Common Stock	$9,630,249	$—	$—	$9,630,249
Mutual Funds:
Large Cap	14,809,534	—	—	14,809,534
Mid Cap	7,630,026	—	—	7,630,026
Small Cap	3,180,458	—	—	3,180,458
Fixed Income	7,331,225	—	—	7,331,225
International	10,847,179	—	—	10,847,179
Pooled Separate Accounts:
Large Cap	—	3,951,841	—	3,951,841
Mid Cap	—	4,511,396		4,511,396
Small Cap	—	4,001,552	—	4,001,552
Balanced	—	3,762,935	—	3,762,935
Group Annuity Contract	—	—	25,031,327	25,031,327
Total investments at fair value	$53,428,671	$16,227,724	$25,031,327	$94,687,722

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE E - FAIR VALUE MEASUREMENTS (continued)

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Rogers Corporation Common Stock	$8,830,411	$—	$—	$8,830,411
Mutual Funds:
Large Cap	7,308,245	—	—	7,308,245
Mid Cap	7,206,816	—	—	7,206,816
Small Cap	2,925,468	—	—	2,925,468
International	9,020,022	—	—	9,020,022
Pooled Separate Accounts:
Large Cap	—	9,000,987	—	9,000,987
Mid Cap	—	3,783,991		3,783,991
Small Cap	—	4,020,266	—	4,020,266
Fixed Income	—	5,173,313	—	5,173,313
Balanced	—	3,811,252	—	3,811,252
Group Annuity Contract	—	—	23,624,243	23,624,243
Total investments at fair value	$35,290,962	$25,789,809	$23,624,243	$84,705,014

The Pooled Separate Accounts have a reported NAV. They do not have any unfunded commitments, they have a daily redemption frequency and have a 90 day redemption notice period.

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE E - FAIR VALUE MEASUREMENTS (continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2011 and 2012:

Group Annuity Contract

Balance at January 1, 2011	$22,064,531
Realized gains(losses)	555,620
Purchases	5,151,477
Sales	(4,147,385)
Balance at December 31, 2011	23,624,243

Realized gains (losses)	556,215
Purchases	30,222,471
Sales	(29,380,100)
Issuances, settlements and roll-over contributions	8,498
Balance at December 31, 2012	$25,031,327

The Plan's Level 3 investment calculates fair value utilizing an income approach and is based on the discounting of expected cash flows. As there are no contractual cash flows other than redemption, and there is only a 90 day period from initial request to the redemption date, the fair value approximates contract value. There are no events that limit the ability of the Plan to transact at contract value with the insurance company and there are no restrictions on redemption, other than the 90 day waiting period.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE F - Investment Contract with Insurance Company
At December 31, 2012 and 2011, the Plan invested in a fully benefit-responsive group annuity contract. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Such interest rates are reviewed and may be reset on a semi-annually basis.
Contract termination may occur by either party upon election and notice. Because the group annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average yields for group annuity contract	2012	2011

Based on actual earnings	2.40%	2.45%
Based on interest rate credited to participants	2.40%	2.45%

NOTE G - RISKS AND UNCERTAINITES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE H - INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated April 18, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

U.S. GAAP require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE I - CORRECTIVE ACTION

Due to an administrative oversight, the Employer did not provide the opportunity for certain individuals to participate in the Plan. As a result, the Employer is currently utilizing a voluntary-correction process to provide benefit to those individuals inadvertently excluded. A calculation has been prepared by the Employer, which includes corrective action for 2008, 2009, 2010, 2011, 2012 and the six-month period ended June 30, 2013. The Plan has recorded an Other employer receivable for $353,203 on behalf of the Participants with respect to this correction.

NOTE J - SUBSEQUENT EVENTS

In accordance with ASC 855, Subsequent Events, the Plan has evaluated events that have occurred subsequent to the year ended December 31, 2012.

The Plan will be enhanced as of July 1, 2013, with the following contribution changes: a) the Company will contribute 1% per pay period of the participants' eligible compensation and the participant will be immediately vested in this contribution, and b) the Company may, at its discretion, make an additional annual Company paid discretionary profit sharing contribution of up to 2% of the participants' eligible compensation.

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NO: 06-0513860 PLAN NO: 006
ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
December 31, 2012

	Description of Investment -
Identity of Issue or Borrower	Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Group Annuity Contract:

Guaranteed Income Fund	983,976.0888 Units of participation	$25,031,327

Equity Funds:
Prudential Pooled Separate Accounts:*
Dryden S&P 500 Index Fund	40,001.3642 Units of participation	3,951,841
Small Cap Growth/TimeSSQ	103,950.1228 Units of participation	4,001,552
Mid Cap Growth/Artisan	229,507.3978 Units of participation	4,511,396
IFX LT AGG Growth FD (I)	135,008.9477 Units of participation	1,479,376
IFX LT AGG Growth FD (S)	13,556.4427 Units of participation	144,450
IFX LT Balanced Fund (I)	71,093.2472 Units of participation	822,386
IFX LT Balanced Fund (S)	11,286.5092 Units of participation	126,959
IFX LT Conservative FD (I)	51,268.0670 Units of participation	612,894
IFX LT Growth Fund (I)	26,302.2670 Units of participation	299,886
IFX LT Inc & Equity FD (I)	22,266.8803 Units of participation	276,984
		16,227,724
Mutual Funds:

American Euro Pac GR R5	173,079.6630 Shares	7,118,767
JP Morgan Mid Cap Value A	153,285.5834 Shares	4,223,018
Mainstay Large Cap Growth	849,286.3918 Shares	6,777,305
MFS Value Fund R3	317,730.5752 Shares	8,032,229
Oakmark Equity & Income	119,544.1475 Shares	3,407,008
Thornburg Intl VAL R5	132,967.6387 Shares	3,728,412
Victory SM Company Opp I	98,101.7158 Shares	3,180,458
Pimco Total Return Institution	652,244.2285 Shares	7,331,225
		43,798,422

Rogers Stock Fund

Rogers Corporation - Common Stock*	193,923.6527 Shares	9,630,249

Loan Fund

Participant loans	Participant loans, interest from 3.75% to 10.50%	1,729,028
		$96,416,750

* Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.